O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  KSCHLESINGER@OLSHANLAW.COM

DIRECT DIAL:  212.451.2252

December 13, 2024

VIA EDGAR

Shane Callaghan
Office of Mergers & Acquisition
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ault & Company, Inc. Hyperscale Data, Inc. Schedule TO-C Filed December 6, 2024 Filed by Ault & Company, Inc. File No. 005-50273

Dear Mr. Callaghan:

This letter is in response to your letter to Ault & Company, Inc. (the “Purchaser”), dated December 10, 2024, on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced Schedule TO-C filed by the Purchaser. The Purchaser respectfully submits the following responses with respect to each comment contained in the Staff’s December 10, 2024 letter. For your convenience, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted by the Purchaser.

Schedule TO-C Filed December 6, 2024

General

1.	We note that the Offer is a third-party tender offer and that Purchaser intends to set the Offer price at no greater than $10.00 nor less than $7.50 per share of Common Stock, using a modified Dutch auction. However, the modified Dutch auction pricing mechanism used in the Offer is not available for third-party tender offers. Refer to footnote 64 of Exchange Act Release No. 23421 (July 11, 1986) as well as the Alliance Semiconductor Corporation No-Action Letter dated September 22, 2006. Please remove the modified Dutch auction pricing mechanism from the Offer’s structure, or otherwise advise.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

December 13, 2024

Response:

The Purchaser respectfully acknowledges the Staff’s comment and advises the Staff that, as noted by the Staff’s comment, the Commission has indicated in the past, that modified “Dutch auction” tender offers are permitted by issuers if certain conditions are met. In footnote 64 to Exchange Act Release No. 34-23421, the Commission set forth the following five conditions: (i) disclosure in the tender offer materials of the minimum and maximum consideration to be paid; (ii) pro rata acceptance throughout the offer with all securities purchased participating equally in prorationing; (iii) withdrawal rights throughout the offer; (iv) prompt announcement of the purchase price, if determined prior to the expiration of the offer; and (v) purchase of all accepted securities at the highest price paid to any security holder under the offer (collectively, the “Procedural Protections”).

 Although the Purchaser is not the issuer of the securities sought in the proposed tender offer by the Purchaser, the proposed tender offer will include the Procedural Protections. In addition, while the Purchaser is not aware of the Staff having been asked to directly address the issue of a stockholder alone conducting a modified “Dutch auction” tender offer, the Staff has in the past permitted parties other than the issuer to conduct a modified “Dutch auction” tender offer when these Procedural Protections have been met.

For example, on June 23, 2017, Tropicana Entertainment, Inc. (“Tropicana”) and Icahn Enterprises Holdings L.P. et al. (“Icahn Enterprises”) launched a combined modified “Dutch auction” tender offer by Tropicana, the issuer, and Icahn Enterprises, a third party. On June 30, 2017, the Staff commented on Icahn Enterprises’ use of a modified “Dutch auction” tender offer as a third party. On July 10, 2017, Tropicana and Icahn Enterprises responded to the Staff’s comment letter. In their response letter, Tropicana and Icahn Enterprises asserted that the existence of Procedural Protections and a close relationship between the issuer and third party were a basis for the permissibility of a modified “Dutch auction” tender offer by both the issuer and a third party. The Staff did not comment further on this tender offer. On August 9, 2017, Tropicana and Icahn Enterprises completed the combined modified “Dutch auction” tender offer.

Further, in October 14, 2022, Pershing Square, L.P. (“PS”), Pershing Square International, Ltd.(“PS International”), and Pershing Square Holdings, Ltd (“PSH” and together with PS and PS International, the “Pershing Square”), conducted a modified “Dutch auction” tender offer for common stock of The Howard Hughes Corporation (“Howard Hughes”), which contained the Procedural Protections and was conducted by a third party that owned over 10% of Howard Hughes’ common stock. On December 1, 2022, this modified “Dutch auction” tender offer was completed without comment from the Staff.

Additionally, in The Equitable Life Assurance Society / Equitable Life Finance PLC No-Action Letter (November 15, 2004) (the “Equitable Life Letter”), the Staff granted no-action relief from enforcement action pursuant to Rule 14e-1 for a modified “Dutch auction” tender offer of bonds and related guarantees by the guarantor (rather than the issuer) of the bonds. In granting relief, the Staff appeared to consider the fact that (i) such tender offer included the Procedural Protections and (ii) there was a close relationship between the guarantor (i.e., the bidder in the tender offer) and the issuer of the securities subject to such tender offer. Other instances where the Staff has granted no-action relief for modified “Dutch auction” tender offers by non-issuers include (i) the Goldman, Sachs & Co., Brazilian Liquidity Transaction Co, and Banco Nacional de Desenvolvimento Economico e Social No-Action Letter (May 10, 1999), (ii) MFP Technology Services Inc. No-Action Letter (October 5, 1993) and (iii) the Kettle Restaurants, Inc. No-Action Letter (February 18, 1989).

December 13, 2024

Finally, the Purchaser is the controlling stockholder of the Company. Due to the close relationship between the Purchaser and the Company, the Purchaser believes that the proposed tender offer does not implicate the normal policy concerns with respect to modified “Dutch auction” tender offers by parties other than the issuer.

Accordingly, the Purchaser is proposing to conduct a modified “Dutch auction” tender offer that contains the Procedural Protections. In addition, the Purchaser has a close connection to the issuer as it is the controlling stockholder. As the Staff has permitted third parties to conduct modified “Dutch auction” tender offers in the past so long as the Procedural Protections were in place and there was a close relationship between the issuer and offeror, the Purchaser believes that so long as it adheres to the Procedural Protection the use of a modified Dutch auction structure is permissible in this instance.

2.	See our last comment above. The price range contemplated in this Offer is between $7.50 and $10.00 per share of Common Stock using a modified Dutch auction. The $2.50 difference between the lowest and highest price in this range represents a difference of over 33% above the low end of the range. Please advise us of the authority upon which the Purchaser is relying to include a range of this proportion in the Offer. In addition, please advise us how the Purchaser concluded that the use of such a price range complies with Section 14(e) of the Exchange Act and Rule 14e- 1(b).

Response:

We respectively acknowledge the Staff’s comment. Please see our response to comment 1 above. The Purchaser does not believe that the Commission, the Staff or the courts have specifically addressed the issue of what constitutes a reasonable price range for a modified “Dutch auction” tender offer. The Purchaser respectfully submits to the Staff that it believes the proposed price range is reasonable under the current circumstances. However, the Purchaser will revise the minimum price is $8.00, so that the high end of the price range is 20% of the low end of the price range.

December 13, 2024

3.	We note your disclosure that the press release contains “‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.” Please note that the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 (PSLRA) does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please confirm that you will avoid making any references to these safe harbor provisions in all future filings in connection with the Offer.

Response:

The Purchaser respectfully acknowledges the Staff’s comment and advises the Staff that the Purchaser will avoid making any references to these safe harbor provisions in all future filings in connection with the proposed offer.

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

Cc:	Milton C. Ault III, Chairman and CEO Henry Nisser, President, General Counsel and Director